Maxim Group LLC
405 Lexington Avenue
New York, New York 10174

AMTD Global Markets Limited
23/F-25/F Nexxus Building
41 Connaught Road
Central, Hong Kong

November 15, 2018

VIA EDGAR

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Michael Foland

Ms. Barbara Jacobs

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TuanChe Limited (CIK No. 0001743340)

Registration Statement on Form F-1 (File No. 333-227940)

Ladies and Gentlemen:

We hereby join TuanChe Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on November 19, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 760 copies of the Company’s preliminary prospectus dated November 7, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As a representative of the several underwriters

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As a representative of the several underwriters

AMTD Global Markets Limited

By:	/s/ Emily Shi
Name:	Emily Shi
Title:	Managing Director

[Signature Page to the Acceleration Request]